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VIA EDGAR Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Mobileye Global Inc.

Amendment 1 to the Draft Registration Statement on Form S-1
Submitted April 19, 2022
CIK 0001910139

Ladies and Gentlemen:

On behalf of Mobileye Global Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 2, 2022 on the Company’s amended Draft Registration Statement on Form S-1 confidentially submitted on April 19, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to the Draft Registration Statement on Form S-1 (“Revised Registration Statement”) and certain exhibits via EDGAR to the Commission for the Staff’s review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Revised Registration Statement.

U.S. Securities and Exchange Commission

June 22, 2022

Risk Factors

We depend on a limited number of Tier 1 customers and OEMs for a substantial portion of our revenue..., page 24

1.	We note your response to prior comment 8 that the Company does not believe the identity of its largest Tier 1 customers is material to an understanding of its business taken as a whole or necessary for investors to make an informed decision. Given that each of your three largest customers have historically generated a material portion of your revenue and the company does not have long-term written agreements with those customers, the identity of the customers appears to be material information necessary for investors to understand the scope of the risk in the event that the customers discontinue or are unable to continue their relationship with the company. Please identify the customers and revise the risk factor to disclose that the company has not entered into written agreements with the customers but rather provides its products to such customers pursuant to standard purchase orders. Disclose also that the purchase orders and terms and conditions do not require your largest Tier 1 customers to purchase your solutions in any quantity or at a certain price.

Response:      The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 25 to identify its three largest Tier 1 customers and disclose that it has not executed written agreements with such customers but rather provides its solutions to such customers pursuant to standard purchase orders under the Company’s general terms and conditions, pursuant to which such customers are generally not required to purchase the Company’s solutions in any certain quantity or at any certain price.

We are subject to risks related to trade..., page 38

2.	You state that the sanctions and export controls imposed on Russia may contribute to higher oil and gas prices and inflation, which could reduce demand for your solutions. Please further disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions in light of the conflict between Russia and Ukraine, specifically regarding the semiconductors needed for your EyeQ ® SoCs.

Response:      The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 39 and 40 to disclose that, while it has not experienced any direct disruptions, indirect disruptions in its supply chain and additional adverse effects could result in light of the conflict between Russia and Ukraine.

U.S. Securities and Exchange Commission

June 22, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 57

3.	Please tell us how you considered whether any of the various agreements disclosed on pages 133-134 required pro forma adjustments to reflect the operations and financial position of Mobileye as an autonomous entity. Refer to Item 11-01(a)(7) and 11-02(a)(6)(ii)of Regulation S-X.

Response:      The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has largely continued to operate as a standalone business and has not been fully integrated into Intel. Based on the current forms of the Intercompany Agreements and other related events in connection with this offering, any pro forma adjustments to reflect the operations and financial position of the Company as an autonomous entity under Item 11-01(a)(7) and Item 11-02(a)(6) of Regulation S-X are not expected to be material. The Company estimates that the total costs of doing business to operate as an autonomous entity under the Intercompany Agreements will approximate the total costs that have been attributed and allocated to the Company’s historical combined financial statements. Accordingly, the Company has not presented any such pro forma adjustments.

The Company has revised the disclosure on page 66 to clarify that the Company does not expect substantial autonomous entity adjustments related to the Intercompany Agreements. The Company will continue to monitor any changes to the Intercompany Agreements and any additional agreements determined necessary to effect the Transactions in order to completely and accurately identify any substantial autonomous entity pro forma adjustments.

Non-GAAP Financial Measures, page 66

4.	To avoid giving undue prominence to your non-GAAP financial measures, please move this section so both the measures and your discussion of changes in, and future expected trends for, these measures follow the GAAP results of operations discussion. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP Compliance and Disclosure Interpretations.

Response:      The Company respectfully acknowledges the Staff’s comment and has moved its non-GAAP financial measures and its discussion of changes in, and future expected trends for, these measures to begin on page 82 following the GAAP results of operations and discussion.

Executive and Director Compensation, page 126

5.	Please tell us whether you intend to file the employment agreement with each of your named executive officers pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:      The Company respectfully acknowledges the Staff’s comment and has filed as Exhibits 10.10, 10.11, 10.12, 10.13, 10.14 and 10.15 the employment agreements with each of its named executive officers.

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ Michelle Gasaway

Via E-mail:

cc:	Mobileye Global Inc.

Anat Heller

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel

cc:	Sullivan & Cromwell LLP

John L. Savva